Exhibit 1

RESOLUTIONS OF THE BOARD OF DIRECTORS OF FOMO CORP.

Effective November 24, 2021, pursuant to the provisions of California Corporation law, as amended, and the Certificate of Incorporation and By-Laws of FOMO CORP., a California corporation (the “Company”), as well as the employment contract between FOMO CORP. and Vikram Grover, the undersigned approves the conversion of $60,000 of accrued compensation by Vikram Grover into 60,000 Series B Preferred shares based off a common stock price of $0.001.

WHEREAS, to manage its business, the undersigned approves the conversion of $60,000 of accrued compensation by Vikram Grover into 60,000 Series B Preferred shares based off a common stock price of $0.001.

WHEREAS, the Board of Directors believes it is in the best interests of the Company to approve the conversion of $60,000 of accrued compensation by Vikram Grover into 60,000 Series B Preferred shares based off a common stock price of $0.001.

NOW THEREFORE BE IT RESOLVED THAT:

RESOLVED, the Board of Directors approves the conversion of $60,000 of accrued compensation by Vikram Grover into 60,000 Series B Preferred shares based off a common stock price of $0.001.

RESOLVED, that any of the Executive Officers of the Company are hereby authorized and directed for and on behalf of the Company to do and perform all acts and things and execute and deliver all documents and take all such other steps as may be necessary or desirable to give full effect to the consent resolutions set forth above.

Vikram Grover, CEO & Director